Exhibit 99.98

Vicinity Motor Corp. to Present at Planet MicroCap Showcase

CEO William Trainer to Present Wednesday, April 21st, 2021

VANCOUVER, BC – April 7, 2021 – Vicinity Motor Corp. (TSXV:VMC) (OTCQX:BUSXF) (FRA:6LG) (“Vicinity Motor” or the “Company”) (Formerly Grande West Transportation Group), a leading supplier of electric, CNG, gas and clean diesel buses, today announced that management will present at the Planet MicroCap Showcase taking place virtually April 20-22, 2021.

William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp., is scheduled to host a virtual presentation and hold 1-on-1 meetings throughout the duration of the event as follows:

Planet MicroCap Showcase

Date: Wednesday, April 21, 2021

Time: 12:00 p.m. Eastern time

Webcast: https://www.webcaster4.com/Webcast/Page/2059/40624

A live audio webcast and archive of the event presentation will be available using the webcast link above. For more information on the Planet MicroCap Showcase, to schedule a 1-on-1 meeting, or to register for the event, please visit www.planetmicrocapshowcase.com.

About Vicinity Motor Corp.

Vicinity Motor Corp. (TSXV: VMC) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. The Company’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

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